EXHIBIT 99.1

Quantum BioPharma Announces Private Placement

TORONTO, June 27, 2025 (GLOBE NEWSWIRE) -- Quantum BioPharma Ltd. (NASDAQ: QNTM) (CSE: QNTM) (FRA: 0K91) ("Quantum BioPharma" or the "Company"), a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions, is pleased to announce that it is completing a non-brokered private placement of class A multiple voting shares (“MVS”) at a price of $50 per MVS, for aggregate gross proceeds of up to $600 (the “Offering”). The Company expects that the entirety of the Offering will be subscribed for by the existing holders of MVS.

All securities issued pursuant to the Offering are subject to a statutory hold period of four months plus a day from issuance in accordance with applicable securities laws of Canada. The Company intends to use the proceeds of the Offering for general working capital purposes.

MI 61-101 Disclosure

It is anticipated that the Offering will be fully subscribed by Xorax Family Trust (“Xorax”), a trust of which Zeeshan Saeed, the Chief Executive Officer and Co-Chairman of the Company is a beneficiary, and Fortius Research and Trading Corp. (“Fortius”), a corporation of which Anthony Durkacz, a director of the Company is a director, purchased all the MVS issued pursuant to the Offering. The participation by such insiders is considered a “related-party transaction” within the meaning of Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The Company has relied on exemptions from the formal valuation and minority shareholder approval requirements of MI 61-101 contained in respectively, sections 5.5(a) and 5.7(1)(a) of MI 61-101 in respect of related party participation in the Offering as neither the fair market value (as determined under MI 61-101) of the subject matter of, nor the fair market value of the consideration for, the transaction, insofar as it involved the related parties, exceeded 25% of the Company’s market capitalization (as determined under MI 61-101).

The Company has filed a material change report more than 21 days before the expected closing of the Offering in accordance with MI 61-101 on its SEDAR+ profile.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful. The securities being offered have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the United States Securities Act of 1933, as amended, and applicable state securities laws.

About Quantum BioPharma

Quantum BioPharma (NASDAQ: QNTM) is a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions for the treatment of challenging neurodegenerative and metabolic disorders and alcohol misuse disorders with drug candidates in different stages of development. Through its wholly owned subsidiary, Lucid Psycheceuticals Inc. (“Lucid”), Quantum BioPharma is focused on the research and development of its lead compound, Lucid-MS. Lucid-MS is a patented new chemical entity shown to prevent and reverse myelin degradation, the underlying mechanism of multiple sclerosis, in preclinical models. Quantum BioPharma invented unbuzzd™ and spun out its OTC version to a company, Unbuzzd Wellness Inc. (formerly Celly Nutrition Corp.), led by industry veterans. Quantum BioPharma retains ownership of 20.11% (as of March 31, 2025) of Unbuzzd Wellness Inc. The agreement with Unbuzzd Wellness Inc. also includes royalty payments of 7% of sales from unbuzzd™ until payments to Quantum BioPharma total $250 million. Once $250 million is reached, the royalty drops to 3% in perpetuity. Quantum BioPharma retains 100% of the rights to develop similar products or alternative formulations specifically for pharmaceutical and medical uses. Quantum BioPharma maintains a portfolio of strategic investments through its wholly owned subsidiary, FSD Strategic Investments Inc., which represents loans secured by residential or commercial property.

For more information on Quantum BioPharma, please visit www.quantumbiopharma.com.

This press release contains certain "forward-looking statements" within the meaning of Canadian securities law. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as "believes", "anticipates", "expects", "is expected", "scheduled", "estimates", "pending", "intends", "plans", "forecasts", "targets", or "hopes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "will", "should" "might", "will be taken", or "occur" and similar expressions) are not statements of historical fact and may be forward-looking statements. Forward-looking information herein includes, but is not limited to, statements that address activities, events or developments that the Company expects or anticipates will or may occur in the future, including the Offering and subscription to the Offering by insiders of the Company.

In making the forward-looking statements in this news release, the Company has applied several material assumptions, including without limitation: the Company’s ability to comply with all applicable regulations and laws, including environmental, health and safety laws; the Company having sufficient working capital for future operating activities; the ability of the Company to achieve its business objectives and milestones and the anticipated timing of execution; the Company’s ability to continue as a going concern and the Company’s ability to use the proceeds from the Offering for the business objectives outlined herein.

The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The above lists of forward-looking statements and assumptions are not exhaustive. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated or implied by such forward-looking statements due to a number of factors and risks. These include: changes in general economic, business and political conditions, including changes in the financial markets; consents or authorizations required; changes in laws, regulations and policies affecting the Company’s operations; currency fluctuations; environmental issues and liabilities; the potential impact of the announcement or consummation of the Offering on relationship, including with regulatory bodies, employees, suppliers, customers and competitors; the inability of the Company to obtain additional financing for continued operations on terms acceptable to the Company; the lack of control over the Company’s investees; risks relating to investing in the MVS; risks relating to the use of proceeds from the Offering; volatility in the market price of the shares; dilution of shareholders’ holdings; negative operating cash flow; the negative effects of interest rate and exchange rate changes; risks relating to the Company’s reliance on key employees; limitations in the liquidity of the MVS; litigation risks; the Company’s inability to expand into new business areas and geographic markets; management of growth; and the Company’s inability to continue as a going concern.

Except to the extent required by applicable securities laws and the policies of the Canadian Securities Exchange, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

The reader is urged to refer to additional information relating to Quantum BioPharma, including its annual information form, can be located on the SEDAR+ website at www.sedarplus.ca and on the EDGAR section of the SEC's website at www.sec.gov for a more complete discussion of such risk factors and their potential effects.

Contacts

Quantum BioPharma Ltd.
Zeeshan Saeed, Founder, CEO and Executive Co-Chairman of the Board, Quantum BioPharma Ltd.
Email: info@QuantumBioPharma.com
Telephone: (416) 854-8884